

Mail Stop 4631

October 6, 2009

via U.S. mail and facsimile

Chris Metcalf, Chief Executive Officer
ESP Resources, Inc.
1255 Lions Club Road
Scott, Louisiana 70583

> **RE: ESP Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 0-52506**

Dear Mr. Metcalf:

We have reviewed your response letter dated September 28, 2009, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Application of Critical Accounting Policies, page 26

Oil and Gas Properties, page 26

1. We note the additional disclosures you intend to include in future filings in response to comment 2 in our letter dated August 28, 2009. In addition to the descriptions of the material factors considered and the material assumptions used in estimating the fair value, please quantify the material assumptions. For example, please disclose the amount of reserves estimated as available for sale, the estimated selling price, the price per thousand cubic feet of natural gas that would cover your estimated extraction costs, when you estimate that the well will begin producing natural gas for sale from each well, your share of the estimated earnings from each well, and any other material assumptions used to estimate fair value.

Note 1 – Basis of Presentation, Nature of Operations and Significant Accounting Policies, page 36

Reverse Merger, page 36

2. We note your response to comment 4 in our letter dated August 28, 2009. It continues to remain unclear how you determined the quoted market price of your common stock is not the fair value of these securities. In this regard, we note that your shares were being regularly traded during December 2008 and subsequent thereto. Further, we note that you issued common shares to consultants during March 2009 in which you based the fair value of those shares on the quoted trading prices on the day the shares were issued without the use of a discount. In addition, we did not note a significant difference in trading volume in March 2009 as compared to December 2008. We continue to believe that the use of quoted market prices when equity securities are issued generally provide clear evidence of fair value, except in instances in which there is a limited to no market for the equity securities. This exception does not appear to be representative of your common shares trading history. To the extent that you believe a discount should be applied to the quoted market price, please provide us with the objective and verifiable evidence as to how you determined the amount of the discount.

3. We note your response to comment 5 in our letter dated August 28, 2009. Please provide us with the present value analysis you prepared to compare to the carrying value, as referenced in your response letter. Please also provide us with a detailed discussion as to how you determined each of the material assumptions used to prepare the present value analysis are reasonable.

4. We note that the Sibley 84#1 well was producing from the Devonian and Fusselman zones and began selling natural gas. In addition, we note your statement that the Lower Wolfcamp zone is a productive zone. As such, it is unclear how you determined that the property is properly classified as unproved.
   • Please provide us with a detailed explanation as to how you determined that the reserves on the property do not meet the definition of proved reserves. In this regard, we note your press release dated June 2, 2008, in which you stated, "Block 83 84 can potentially produce 6.5 million cubic feet of gas per day from its two re-entry wells, along with 80 or more barrels of oil per day from the Sibley 84 #2. Based on published production data and geological and engineering calculations, recoverable reserves in the Block 83 84 Project are estimated to be more than 27 BCF of gas and 50,000 barrels of oil." Please reconcile the statements in your press release regarding potential reserves and recoverable reserves, which appear to be undefined terms, with the disclosures in your fiscal year 2008 Form 10-K and subsequent filings that the property is properly classified as unproved.

- Please provide us with a detailed description of the studies that have been conducted to determine the amount of proved reserves within each zone on the property. Please provide us with a copy of the report(s) from the studies that have been conducted for the Fusselman, Devonian, Wolfcamp, Atoka, and any other productive zone and the corresponding wells to determine the amount of proved reserves to date. If no such studies have been completed, please explain to us how the Sibley 84#1 well began producing and selling natural gas without having a study completed to determine the amount of proved reserves. Please also tell us the additional evidence that is required to determine the amount of proved reserves, as defined by Rule 4-10(a)(22) of Regulation S-X.
- In future filings, please ensure your disclosures provide investors with a complete understanding of the status of determining the amount of proved reserves, including the studies that need to be completed to determine the full amount of proved reserves located on the property. Please also explain why management has not been able to complete these studies to determine the full amount of proved reserves, especially in light of the fact that one of the wells did produce natural gas for a short period of time.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (Draft)

Item 4T. Controls and Procedures

5. As previously requested, please revise your draft disclosure to specifically state the conclusion your principal executive and principal financial officers made regarding the effectiveness of your disclosure controls and procedures as of March 31, 2009 (i.e., disclosure controls and procedures were not effective). Refer to Item 307 of Regulation S-K for guidance. Please also refer to your response to comment 21 in your letter filed on EDGAR on September 28, 2009.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 4 – Accounts Receivable and Allowance for Doubtful Accounts

6. Please confirm to us that you will include disclosures that provide investors with the explanation you included in your response letter as to how you determined Turf's outstanding accounts receivable balance is collectible in future filings. Refer to your response to comment 16 in our letter dated August 28, 2009.

Note 5 – Notes receivable

7. We note your response to comment 17 in our letter dated August 28, 2009. Based on your response, it appears that you are relying on the value of the concessions held by Aurora and Boreal. Please provide us with your detailed assessment of each of the

factors considered and how you weighted the impact of each factor in estimating the amount you believe is collectible. For example, please provide us with your detailed calculation of the estimated fair value of the concessions held by Aurora and Boreal and how you factored into your estimate the fall in oil and gas prices, the contraction of credit and financing, and the curtailment of exploration activities by major oil and gas companies. Please also explain what rights you have to encourage the sale of the concessions to repay the notes receivable, if Aurora and Boreal do not have available cash as of the due date. Please note that this discussion should be provided in future filings.

Note 9 – Guarantee liability

8. We note your response to comment 19 in our letter dated August 28, 2009. With reference to paragraph 11 of FIN 45, please tell us the circumstances in which you issued the guarantee to the director of Aurora and Boreal for the $120,000 note receivable.

Item 4T. Controls and Procedures

9. We note the disclosures you intend to include in an amendment to your second quarter of fiscal year 2009 Form 10-Q in response to comment 21 in our letter dated August 28, 2009. Please further revise this disclosure to refer to June 30, 2009, rather than March 31, 2009.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief